04030255

82-34762

Antena 3

Director of the Legal Department

RECEIVED
2004 MAY 19 A 11:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DATE: MAY 19TH, 2004

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 942 9624

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

SUPPL

RE: OTHER COMMUNICATIONS

Number of pages including this one: 2

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of the communication regarding the feasibility plan of UNIPREX, S.A.U. that has been filed before the Spanish National Securities Market Commission (*Comisión Nacional del Mercado de Valores* or "CNMV").

Truly yours,

Carmen Rodriguez
Deputy Secretary of the Board of Directors and
Legal Department Director

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

5/21

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

April, 26 2004

The Executive Chairman of UNIPREX, S.A.U. (a wholly-owned subsidiary of Publicidad 3, S.A.U., its sole shareholder being Antena 3 de Televisi6n, S.A.) has submitted today to the workers? representatives of this Company the feasibility plan designed by the management for the radio network.

The negotiations on this plan will start on 28th April 2004 and will deal with the preparation of a new collective agreement, the move of Onda Cero to the facilities of Antena 3 Televisi6n at San Sebastián de los Reyes, and the restructuring process for UNIPREX workforce

May, 17 2004

On today's date, the employees of Uniprex have ratified the agreement reached by their Workers' Committee with the representatives of the Company on the feasibility plan for the radio network submitted to them last 26th April by the Executive Chairman of UNIPREX, S.A.U. (a wholly-owned subsidiary of Publicidad 3, S.A.U., whose sole shareholder is Antena 3 de Televisión, S.A.)

The agreement establishes the move of Onda Cero to the premises of Antena 3 Televisión in San Sebastián de los Reyes, fixes in 114 the number of persons affected by staff cuts, and is the start point for the preparation of a new collective agreement.